As filed with the Securities and Exchange Commission on October 2, 2007

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933
MARSHALL EDWARDS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE		51-0407811
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification Number)
140 Wicks Road
North Ryde NSW 2113 Australia
(011) 61 2 8877 6196
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
The Corporation Trust Company
The Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 658-7581
(Name, address, including zip code, and telephone number, including area code of agent for service)
with copies to:

Christopher Naughton President & Chief Executive Officer Marshall Edwards, Inc. 140 Wicks Road North Ryde NSW 2113 Australia (011) 61 2 8877 6196	Steven A. Navarro, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Title of Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Registration Fee
Common Stock, $0.00000002 par value per share	7,897,963	$3.04	$24,009,807.52	$737.10

(1)	Includes 5,464,001 shares of common stock issued and sold and up to 2,433,962 shares of common stock issuable upon exercise of warrants outstanding on the date hereof, as may be amended from time to time, and shares of common stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq Global Market on October 1, 2007.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION, DATED OCTOBER 2, 2007
MARSHALL EDWARDS, INC.
7,897,963 Shares of Common Stock
Common Stock
     This prospectus covers 7,897,963 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and the warrants to purchase common stock directly from us in transactions exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any, are exercised for cash.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “MSHL.” The last reported sale price of our common stock on the Nasdaq Global Market on October 1, 2007 was $3.02 per share.
     The selling stockholders may sell their shares from time to time on the Nasdaq Global Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay all fees and expenses incident to the registration of the shares covered by this prospectus.
     INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3 AS WELL AS THE RISKS DISCUSSED UNDER THE CAPTION “RISK FACTORS” IN DOCUMENTS WE SUBSEQUENTLY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is           , 2007.

ABOUT THIS PROSPECTUS
     Unless we have indicated otherwise, references in this prospectus to “Marshall Edwards,” “we,” “us” and “our” or similar terms are to Marshall Edwards, Inc., a Delaware corporation, and its consolidated subsidiary, Marshall Edwards Pty Limited. References in this prospectus to “Novogen” refer to Novogen Limited and its consolidated subsidiaries, other than Marshall Edwards, Inc. and its subsidiary.
     You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any person to provide any information or make any statement that differs from what is contained in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

SUMMARY
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration statement. The selling stockholders may from time to time sell their shares of our common stock in one or more transactions. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading “Where You Can Find More Information.”
     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC’s website at http: //www.sec.gov.
Company Overview
     We are a developmental stage pharmaceutical company, incorporated on December 1, 2000 as a wholly-owned subsidiary of Novogen Limited, an Australian company. Novogen’s ordinary shares trade on the Australian Stock Exchange under the symbol “NRT,” and American Depositary Receipts (“ADRs”) trade in the United States under the symbol “NVGN” on the Nasdaq Global Market. Novogen currently owns approximately 71.9% of our outstanding common stock.
     We commenced operation in May 2002 and our business purpose is the development and commercialization of drugs for the treatment of cancer. We are presently engaged in the clinical development and commercialization of a drug candidate called phenoxodiol which we have licensed from a subsidiary of Novogen. We believe that phenoxodiol may have broad application against a wide range of cancers. Phenoxodiol appears to target a number of key components involved in cancer cell survival and proliferation based on the emerging field of signal transduction regulation, with little or no effect on normal cells detected in pre-clinical testing. We have also licensed two other anti-cancer compounds, NV-196 and NV-143, from a subsidiary of Novogen.
     Our strategy is to undertake further clinical development and testing of phenoxodiol, focusing on those therapeutic indications that will expedite drug marketing approval by regulatory bodies, leading to phenoxodiol’s commercialization and wide scale distribution. We also plan to develop NV-196 and NV-143 for therapeutic indications not currently targeted by phenoxodiol.
     Pre-clinical testing has shown phenoxodiol to have broad anti-cancer action against an extensive library of human cancer cell lines, including prostate, ovarian, and squamous cell carcinoma. Phenoxodiol commenced Phase I clinical studies in Australia in 2000, and the FDA granted phenoxodiol fast tract status for treatment of patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes in 2004, and for treatment of patients with hormone refractory prostate cancer, which is prostate cancer that grows and is not inhibited by hormone therapy, in 2005.
     The clinical development phase has included the following studies: (1) a Phase Ib/IIa clinical trial with intravenous and oral dosage forms of phenoxodiol in combination with chemotherapy drugs in patients with refractory ovarian cancer in the United States and Australia; (2) a Phase I/II study of the oral dosage form in Australia in patients with hormone-refractory prostate cancer; (3) a Phase Ib/IIa study of the oral dosage form in the United States in patients with cervical cancer; (4) a Phase I study of the oral dosage form in combination with chemotherapy drugs in patients with advanced malignancies in Australia; and (5) an ongoing world-wide Phase III pivotal trial of the oral dosage form in combination with carboplatin in patients with platinum-resistant ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin.
     For the Phase III pivotal trial, we completed a Special Protocol Assessment (SPA) with FDA in May 2006. The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides a binding agreement that the study design, including patient numbers, clinical endpoints, and analyses, are acceptable to the FDA. As a fast track product candidate, phenoxodiol will be eligible for accelerated approval and priority review of the marketing application for this indication.

     In May 2006, we and Novogen entered into a licence agreement pursuant to which Novogen granted to us, through Marshall Edwards Pty Limited, an exclusive, worldwide non-transferable license under its patent and patent applications and in its know how to conduct clinical trials, commercialize and distribute the anti-cancer drug candidates, NV-196 and NV-143.
     NV-196, is a synthetic anti-cancer compound developed by Novogen, based on an isoflavan ring structure. Similar to phenoxodiol, NV-196 is a signal transduction inhibitor. Preliminary screening studies conducted by Novogen have identified NV-196 as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. NV-196 is currently in Phase I human testing in Australia and is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.
     NV-143 is currently in pre-clinical testing. Preliminary screening studies have identified broad anti-cancer activity against cancer cells representative of melanoma, glioma, prostate, ovarian, breast and lung cancer. Moderate activity was observed against colorectal cancer cells. NV-143 also exhibits broadly acting chemo-sensitizing activity or the ability to increase the sensitivity of cells to chemotherapeutic drugs that are used to control the growth of cancer cells. The mechanisms by which NV-143 elicits its anti-cancer/chemo-sensitizing effect remain unresolved. NV-143 is initially being developed to target the treatment of melanoma.
Recent Developments
Private Placement
     On August 1, 2007, we entered into a securities subscription agreement with certain accredited investors (referred to herein, along with Blue Trading, LLC, as the selling stockholders) providing for the private placement of 5,464,001 shares of our common stock at a purchase price of $3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. The warrants have an exercise price of $3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, on August 6, 2012. We also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to Blue Trading, LLC have an exercise price of $3.00 per share and each warrant is convertible for 4 shares of common stock. These warrants may be exercised immediately and will expire five years from the date of issuance, on August 6, 2012. We closed the private placement on August 6, 2007. On August 6, 2007, we also terminated a standby equity distribution agreement with Cornell Capital Partners, LP, pursuant to which we were given the option of issuing and selling to Cornell Capital Partner, LP shares of our common stock for a total purchase price of up to $15 million.
Securities Offered
     We are registering for resale by the selling stockholders 5,464,001 shares of our common stock initially acquired directly from us in transactions exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale 2,433,962 shares of our common stock issuable upon exercise of warrants issued in the same transactions and outstanding on the date hereof, as may be amended from time to time. We are also registering for resale any additional shares of common stock which may become issuable with respect to the shares of common stock issued by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.
Our Address and Telephone Number
     Our principal executive office is located at 140 Wicks Road, North Ryde NSW 2113, Australia, and our telephone number is 011 61 2 8877 6196. Our Internet website address is http://www.marshalledwardsinc.com. The information contained on our website shall not be deemed to constitute a part of this prospectus.

RISK FACTORS
          An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this prospectus before deciding to purchase our common stock. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline, and you may lose part or all of your investment in our common stock.
Risks Related to Our Business
We will need additional funds to complete the OVATURE Phase III clinical trial for phenoxodiol and to progress the clinical trial program for NV-196 and NV-143. The actual amount of funds we will need will be determined by a number of factors, some of which are beyond our control.
          We will need additional funds to complete the OVATURE Phase III clinical trial for phenoxodiol and to progress the clinical trial for phenoxodiol and to progress the clinical trial program for NV-196 and NV-143. The actual amount of funds that we will need to complete these projects will be determined by a number of factors, some of which are beyond our control. These factors may include the following:
•	the number of sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the trials and the rate that they are recruited;

•	the number of treatment cycles patients complete while they are enrolled in the trials; and

•	the efficacy and safety profile of the product.
          If we are unable to obtain additional funds on favourable terms we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional shares of our common stock or securities convertible into or exercisable for shares of our common stock, the ownership interests of our common stockholders will be diluted.
We may not complete our OVATURE Phase III trial on schedule, or at all, or it may be conducted improperly, which will delay or preclude FDA marketing approval and increase costs.
          The completion of our OVATURE clinical trial may be delayed or terminated for many reasons, including, but not limited to, if:
•	we are unable to identify and contract clinical trial sites and clinical investigators at the rate we expect or those sites are delayed from commencing patient recruitment due to regulatory hospital ethics committee approvals or those investigators do not perform to our anticipated patient recruitment schedule or comply with the clinical trial protocol;

•	patients are not available to enrol at the rate we currently expect, or that trial sites are unable to recruit their target patient numbers due to the strict inclusion criteria of the OVATURE protocol which may reduce the patient pool available to participate in the trial;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	third party clinical investigators do not conduct the trial in compliance with Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•	one or more IRB suspends or terminates the trial at an investigational site, precludes enrolment of additional subjects, or withdraws its approval of the trial; or

•	one or more of our clinical investigators withdraws from our trials or deviates from our approved protocol.
Our costs will increase if we have material delays in our OVATURE pivotal trial, or if we are required to modify, suspend, terminate or repeat it.
If the data from our OVATURE Phase III clinical trial do not demonstrate the safety and effectiveness of phenoxodiol to the FDA’s satisfaction, we will not receive FDA approval to market phenoxodiol in the United States.
          In 2004, the FDA granted phenoxodiol fast track status for patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes. More recently we completed an SPA where the FDA reviewed and agreed with the design of a Phase III study of phenoxodiol in combination with carboplatin in women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin). If the FDA concludes, using agreed clinical endpoints, that the data from our pivotal clinical trial have failed to demonstrate the safety and effectiveness of phenoxodiol to the satisfaction of the FDA, we will not receive FDA approval to market phenoxodiol in the United States. We cannot assure you that the results of our Phase III trial will be successful.
The third-party manufacturers that we rely upon for the production of phenoxodiol for our clinical trials, and for future commercial quantities, may not be in compliance with FDA regulatory requirements.
          The conduct of our clinical trials and approval of our marketing application for phenoxodiol may be delayed or adversely affected if the third-party manufacturers that we rely upon for the production of phenoxodiol fail to comply with FDA’s regulatory requirements for cGMPs. FDA requires drug manufacturers to establish and maintain quality control procedures for manufacturing, processing, and holding drugs and investigational products, and products must be manufactured in accordance with defined specifications. The failure of contract manufacturers to supply investigational product in compliance with the defined specifications for phenoxodiol may delay the completion of our clinical trials. As part of the pre-market approval process, the manufacturer will be inspected by FDA to ensure compliance with cGMPs. The failure of contract manufacturers to comply with applicable regulations may result in a delay or prevent approval of our marketing application.
If we do not receive marketing approval, our commercial prospects for phenoxodiol will be impaired.
          Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If our clinical trials are unsuccessful, our prospects for commercializing phenoxodiol will be impaired and we may be required to cease or reduce our operations. This will have a significant impact on our share price.

Final approval by regulatory authorities of our drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect our ability to generate operating revenues.
          Any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of our drug candidates for commercial use:
•	NV-196 and NV-143 are in the early stages of clinical development and we will need to conduct significant clinical testing to prove safety and efficacy before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

•	data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of our drug candidates;

•	it may take us many years to complete the testing of other drug candidates, and failure can occur at any stage of this process; and

•	negative or inconclusive results or adverse medical events during a clinical trial could cause us to delay or terminate our development efforts.
While we have not encountered any material delays or adverse events from the factors described above to date, we cannot assure you that such delays or adverse events will not be encountered in the future.
We have a limited operating history, and we are likely to incur operating losses for the foreseeable future.
          You should consider our prospects in light of the risks and difficulties frequently encountered by early stage and developmental companies. Although we were incorporated in December 2000, we have only been in operation since May 2002. We have incurred net losses of $39,321,000 since our inception, including net losses of $13,820,000, $7,386,000 and $6,421,000 for the years ended June 30, 2007, 2006 and 2005, respectively. We anticipate that we will incur operating losses and negative operating cash flow for the foreseeable future. We have not yet commercialized any drug candidates and cannot be sure that we will ever be able to do so, or that we may ever become profitable. We have expanded our clinical trials significantly with the commencement of the OVATURE trial, which will result in increasing losses and we may continue to incur substantial losses in future even if we begin to generate revenues from the distribution and sale of phenoxodiol.
We may not be able to establish the strategic partnerships necessary to develop, market and distribute phenoxodiol.
          A key part of our business plan is to establish relationships with strategic partners. We must successfully contract with third parties to package, market and distribute phenoxodiol. We have not yet established any strategic partnerships. Potential partners may not wish to enter into agreements with us due to Novogen’s current equity position as our majority stockholder or our contractual relationships with Novogen. Similarly, potential partners may be discouraged by our limited operating history. Additionally, our relative attractiveness to potential partners and consequently, our ability to negotiate acceptable terms in any partnership agreement will be affected by the results of our clinical program. For example, if phenoxodiol is shown to have high efficacy against a broad range of cancers we may generate greater interest from potential partners than if phenoxodiol was demonstrated to be less effective or applicable to a narrower range of cancers. There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of phenoxodiol, including the continued clinical development, manufacture or marketing of phenoxodiol. If we are unable to successfully contract for these services, or if arrangements for these services are terminated, we may have to delay our commercialization program for phenoxodiol which will adversely affect our ability to generate operating revenues.
We have not yet submitted an IND for NV-196 or NV-143 product candidates with the FDA and until an IND becomes effective, we will not be able to perform human clinical trials in the United States.
          Although we have conducted two Phase I clinical trials of NV-196 in Australia, we have not yet submitted an IND to the FDA. NV-143 has not yet commenced clinical trials in humans. Until an IND becomes effective, we will not be able to perform human clinical trials of our NV-196 or NV-143 product candidates in the United States. Approval to begin clinical testing in the United States requires submission of: (i) adequate information on the safety and manufacturing of NV-196 or NV-143 to assure the proper identification quality, purity and strength of the investigational product, (ii) summary of pharmacological and toxicological effects, pharmacokinetics (how the drug is absorbed and metabolised) and biological disposition in animals, (iii) the proposed protocol for any planned clinical study, and (iv) a brief description of the overall plan for investigating the product. Although we intend to prepare an IND to be submitted to the FDA, we do not know whether or when the IND will become effective.
Our commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than phenoxodiol.
          The development of phenoxodiol and other drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which phenoxodiol is being developed. Some of these potential competing drugs are further advanced in development than phenoxodiol and may be commercialized sooner. Even if we are successful in developing effective drugs, phenoxodiol may not compete successfully with products produced by our competitors.
          Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition for us. Many of our competitors developing oncology drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than us. These organizations also compete with Novogen, our services provider, to recruit qualified personnel, and with us to attract partners for joint ventures and to license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

We have no direct control over the costs of manufacturing phenoxodiol, NV-196 or NV-143 and increases in these costs would increase the costs of conducting clinical trials and could adversely affect future profitability if these costs increase significantly.
          We do not intend to manufacture phenoxodiol or NV-196 or NV-143 ourselves and we will be relying on third parties for our supplies of phenoxodiol both for clinical trials and for commercial quantities in the future. Novogen, has taken the strategic decision not to manufacture on a large scale API’s for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area. The contract facilities that have been identified are registered with the FDA, have a track record of large scale API’s manufacture and have already invested in capital and equipment. We have completed the novation to Marshall Edwards Pty Limited (“MEPL”) of contracts that Novogen had entered into with third parties to validate the developed scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with the FDA’s current Good Manufacturing Practices (“cGMP”) and to complete the analytical and stability work necessary for a New Drug Application (“NDA”) submission for marketing approval. An NDA will be submitted if the planned Phase III study is successful, and approval of the NDA is required to market phenoxodiol. We will need to arrange similar contracts in the future to secure the supply of NV-196 and NV-143. We have no direct control over the costs of manufacturing our product candidates. If the costs of manufacturing increase or if the cost of the materials used increases, these costs will be passed on to us making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect our future profitability if we are unable to pass all of the increased costs along to our customers.
We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.
          We rely on suitable research institutions, of which there are many, to conduct our clinical trials. Our reliance upon research institutions, including hospitals and cancer clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit patients than if we had conducted the trials on our own. Further, there is a greater likelihood that disputes may arise with these research institutions over the ownership of intellectual property discovered during the clinical trials. If we are unable to reach agreement with suitable research institutions on acceptable terms, or if any resulting agreement is terminated and we are unable to quickly replace the applicable research institution with another qualified institution on acceptable terms, the research could be delayed and we may be unable to complete development, or commercialize phenoxodiol, NV-196 or NV-143, which will adversely affect our ability to generate operating revenues.
We face a risk of product liability claims and may not be able to obtain adequate insurance.
          Our business exposes us to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. We have product liability insurance coverage of up to approximately $17.4 million. Although we believe that this amount of insurance coverage is appropriate for our business at this time, it is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to sufficiently insure against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business development and commercialization efforts.
Our rights to develop and exploit phenoxodiol and the anti-cancer compounds NV-196 and NV-143 are subject to the terms and conditions of agreements we have entered into with Novogen, and under these agreements our rights may be terminated under certain circumstances, some of which may be beyond our control.
          We have licensed the intellectual property in the phenoxodiol technology and the anti-cancer compounds NV-196 and NV-143 from Novogen. Under the terms of the license agreement for phenoxodiol, all forms of administering phenoxodiol for the treatment of cancer are licensed to us, excluding topical applications. Under the terms of the license agreement for NV-196 and NV-143, all forms of administering drugs containing the anti-cancer compounds NV-196 and NV-143 are licensed to us, excluding topical applications. If we fail to meet our obligations under our license agreements, the manufacturing license and supply agreement or the services agreement with Novogen, any or all of these agreements may be terminated by Novogen and we could lose our rights to develop phenoxodiol or anti-cancer drugs containing NV-196 and NV-143. To date, we have no reason to believe that we will be unable to satisfy our obligations under these agreements. In addition, each of these agreements may be terminated immediately by Novogen in the event that we undergo a change of control without the consent of Novogen. A “change of control” means a change in control of more than half the voting rights attaching to the shares of our subsidiary, a change in control of more than half of the issued shares of our subsidiary (not counting any share which carries no right to participate beyond a specified amount in the distribution of either profit or capital) or a change in control of the composition of the board of directors of our subsidiary. Each of these agreements may also be terminated if we cease for any reason to be able to lawfully carry out all the transactions required by each respective agreement.
Our license rights are fundamental to our business and therefore a loss of these rights will likely cause us to cease operations.
          The rights granted to us under the license agreements, the manufacturing license and supply agreement and the license option deed with Novogen are fundamental to our business. The license agreement for phenoxodiol grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of phenoxodiol products in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. The license agreement for NV-196 and NV-143 grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of anti-cancer drugs containing the compounds NV-196 and NV-143 in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. Our business purpose is to develop and commercialize cancer drugs including phenoxodiol and drugs containing the compounds NV-196 and NV-143, which we would be unable to pursue without the rights granted to us under the license agreements. The license option deed grants us an exclusive first right to accept and exclusive last right to match any proposed dealing by Novogen with its intellectual property rights with a third party relating to certain compounds (other than phenoxodiol) developed by Novogen and its affiliates which have applications in the field of prevention, treatment or cure of cancer in humans. The license option deed is important to our business because it allows us to maintain control over the sale by Novogen of complementary as well as potentially competitive intellectual property rights to third party competitors. Any loss of the rights under any of these agreements will likely cause us to cease operations.
The success of our product candidates is largely dependent on Novogen’s ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.
          Patent protection and trade secret protection are important to our business and our future will depend, in part on our ability and the ability of Novogen to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets or the trade secrets of Novogen. Such litigation could result in substantial costs and diversion of our management’s attention. Novogen has not been involved in any opposition re-examination trade secret dispute, infringement litigation or any other litigation or legal proceedings pertaining to the licensed patent rights.

          The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Novogen has applied for patents in a number of countries with respect to the use of phenoxodiol for the treatment, prevention or cure of cancer. We have licensed both issued patents and pending patent applications from Novogen. Novogen has issued patents in the United States, Australia and Singapore covering the use of phenoxodiol to prevent or treat skin cancer from ultraviolet damage. Novogen also has patents issued in Australia, Hong Kong, New Zealand and the United Kingdom related to phenoxodiol for the treatment of a variety of cancers and has recently received a patent grant in the United States that is also related to phenoxodiol for the treatment of a variety of cancers.
          Novogen’s applications may not proceed to grant or may be amended to reduce the scope of protection of any patent granted. The applications and patents may also be opposed or challenged by third parties. Our commercial success will depend, in part, on the ability of Novogen and our ability to obtain and maintain effective patent protection for the technologies underlying phenoxodiol and other compounds, and to successfully defend patent rights in those technologies against third-party challenges. As patent applications in the United States are maintained in secrecy until published or issued and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that Novogen was the first to make the inventions covered by its pending patent applications or issued patents or that it was the first to file patent applications for such inventions. Additionally, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any additional patents will issue from any of Novogen’s patent applications or, should any patents issue, that we will be provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge our patents or circumvent our patent position in the United States or abroad.
Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.
          The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol. Therefore, phenoxodiol and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we or Novogen or our respective consultants or research collaborators use intellectual property owned by others in work performed for us or Novogen, disputes may also arise as to the rights in such intellectual property or in resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties.
          We have currently contracted formulation development and manufacturing process development work for phenoxodiol formulation. This work is being conducted to ensure that there is a robust production process which meets the expected commercial quantities of phenoxodiol and that dose formulations are manufactured on a cost effective basis.
          This process has identified a number of excipients, or additives to improve drug delivery, that may be used in the formulations of phenoxodiol. Excipients, among other things, perform the function of a carrier of the active drug ingredient in the intravenous formulation. Some of these identified excipients or carriers may be included in third party patents in some countries. We intend to seek a license if we decide to use a patented excipient in the marketed intravenous product or we may choose one of those excipients that do not have a license requirement.

          We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.
We may be subject to substantial costs stemming from our defense against third-party intellectual property infringement claims.
          Third parties may assert that we or Novogen are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is not adverse to us. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or Novogen or any third party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we or Novogen would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms or at all.
In the event that Novogen does not comply with its obligations under a grant from the Australian Government under which phenoxodiol was, in part, developed, our rights to use the intellectual property relating to phenoxodiol and developed by Novogen may revert back to the Australian Government.
          Novogen developed phenoxodiol in part using funds from the Australian Government under what is known as the START Program. Under the START Program, Novogen must meet certain project development and commercialization obligations. Novogen has met the project development obligations and has received final payment thereon. Novogen believes it is currently in compliance with its commercialization schedule. Although Novogen believes that it has complied with its obligations under the START Program, if the Australian Government disagrees or if Novogen undergoes a change of control without the prior consent of the Australian Government, the Australian Government has a right to demand that intellectual property created during the course of the project funded by the grant be vested back in the Australian Government or demand repayment of the funds paid to Novogen under the program. The Australian Government may then license the intellectual property rights related to phenoxodiol to other parties and may demand other intellectual property rights from Novogen. Any such reclamation by the Australian Government could preclude our use of Novogen’s intellectual property in the development and commercialization of phenoxodiol and we may have to compete with other companies to whom the Australian Government may license the intellectual property.
The enforcement of civil liabilities against our officers and directors may be difficult.
          Most of our officers and directors are residents of jurisdictions outside the United States. As a result it may be difficult for you to effect service of process within the United States upon all our officers and directors or to enforce judgments obtained against all our officers and directors or us in United States courts.

Our results are affected by fluctuations in currency exchange rates.
          Much of our expenditures and potential revenue will be spent or derived outside of the United States. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate may increase our costs or reduce our potential revenue. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar.
We are authorized to issue a class of blank check preferred stock, which could adversely affect the holders of our common stock.
          Our restated certificate of incorporation allows us to issue a class of blank check preferred stock with rights potentially senior to those of our common stock without any further vote or action by the holders of our common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers including voting rights, of such holders. In certain circumstances such issuance could have the effect of decreasing the market price of our shares, or making a change in control of us more difficult.
Risks Related to Our Relationship with Novogen
As our majority stockholder, Novogen has the ability to determine the outcome of all matters submitted to our stockholders for approval and Novogen’s interests may conflict with ours or our other stockholders’ interests.
          Novogen beneficially owns approximately 71.9% of our outstanding shares of common stock. As a result, Novogen will have the ability to effectively determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.
          Novogen will have the ability to effectively control our management and affairs. Novogen’s interests may not always be the same as that of our other stockholders. In addition this concentration of ownership may harm the market price of our shares by:
•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender, offer or otherwise attempting to obtain control of us; or

•	selling us to a third party.
Three of our directors and our secretary and chief financial officer are officers and/or directors of Novogen and other Novogen subsidiaries, which may create a conflict of interest as well as prevent them from devoting their full attention to us.
          Three of our board members currently serve as board members of Novogen. Simultaneous service as a Novogen director or officer could create, or appear to create, a conflict of interest when such directors are presented with decisions that could have different implications for us and Novogen.

          Mr. Philip Johnston is the chairman of Novogen Limited, Mr. Christopher Naughton is the managing director of Novogen Limited and Professor Paul John Nestel is a director of Novogen Limited. Mr. David Seaton is chief financial officer of Novogen. The responsibilities of Messrs. Johnston, Naughton and Seaton and Professor Nestel to Novogen could prevent them from devoting their full attention to us, which could be harmful to the development of our business.
We depend on a number of key personnel whose services are provided by Novogen under our services agreement. If we are not able to procure these services in the future, the strategic direction of the clinical development program would be disrupted, causing a delay in our commercialization program.
          We currently rely on Professor Alan Husband, Novogen Research Director, and Mr. Christopher Naughton, our President and Chief Executive Officer, to provide the strategic direction for the clinical development of phenoxodiol. If we are unable to secure the ongoing services of these key personnel, the commercialization program for phenoxodiol will be disrupted and will cause delays in obtaining marketing approval. Novogen has entered into employment agreements with Professor Husband and Mr. Naughton.
Novogen can compete with us.
          We have no contract, arrangement or understanding with Novogen to preclude it from developing a product which may be competitive with phenoxodiol, NV-196 or NV-143 or to use these compounds for any uses other than anti-cancer applications. Novogen has reserved the intellectual property rights and know-how rights relating to topical applications of these compounds even in the field of cancer. There can be no assurance that Novogen or its subsidiaries will not pursue alternative technologies or product candidates as a means of developing treatments for the conditions targeted by phenoxodiol or any other product candidate which we seek to exploit.
We are dependent on Novogen for our personnel.
          We have no employees. We rely on Novogen to provide or procure the provision of staff and other financial and administrative services under our services agreement with Novogen. We believe Novogen has fully complied with the terms of our services agreement. To successfully develop our drug candidates, we will require ongoing access to the personnel who have, to date, been responsible for the development of our drug candidates. The services agreement does not specify a minimum amount of time that Novogen employees must devote to our operations. If we are unable to secure or if we lose the services of these personnel, the ability to develop our drug candidates could be materially impaired. Moreover, if our business experiences substantial and rapid growth, we may not be able to secure the services and resources we require from Novogen or from other persons to support that growth.
Risks Related to Our Common Stock
The trading price of the shares of our common stock could be highly volatile and could decline in value and we may incur significant costs from class action litigation.
          The trading price of our common stock could be highly volatile in response to various factors, many of which are beyond our control, including:
•	developments concerning phenoxodiol and our other drug candidates NV-196 and NV-143;

•	announcements of technological innovations by us or our competitors;

•	new products introduced or announced by us or our competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology, pharmaceutical and genomics industries;

•	changes in the market valuations of similar companies;

•	the liquidity of any market for our securities; and

•	additional sales by us or Novogen of shares of our common stock.
          In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. In addition, changes in economic conditions in the United States, Europe or globally, could impact upon our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse impacts on our business or our results of operations. These broad market and industry factors may materially affect the market price of our shares of common stock, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.
Future sales of our common stock may depress our stock price and cause stockholders to experience dilution.
          The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur.
We will have broad discretion over the use of the net proceeds to us from any exercise of outstanding warrants.
          We will have broad discretion to use the net proceeds to us upon any exercise of outstanding warrants, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use a substantial portion of the net proceeds from any exercise of the warrants for general corporate purposes, including potential payments to Novogen under the terms of the license agreements, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol to include other forms of cancer, we have not allocated these net proceeds for specific purposes.

Risks Related to the Private Placement
If we fail to maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities subscription agreement we entered into with certain investors effective July 11, 2006, we may be obligated to pay the investors of those securities liquidated damages.
          In the event that the registration statement that was declared effective on September 5, 2006 ceases to be effective or usable at any time while shares of common stock covered by it remain unsold or may only be sold subject to certain volume limitations, or investors are not permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement, we will be obligated to pay investors who purchased shares of common stock in the private placement liquidated damages equal to 1% of the aggregate purchase price paid by each investor pursuant to the securities subscription agreement for any shares of common stock or shares of common stock issuable upon exercise of warrants then held by each investor per month (pro rated for any period less than a month) until the registration statement is effective or the investors are permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement.
          Liquidated damages paid to each investor in the private placement may not exceed more than 10% of the purchase price paid by such investor for shares of common stock or shares of common stock issuable upon exercise of warrants purchased under the securities subscription agreement. If we become obligated to pay liquidated damages, we would deplete our limited working capital and potentially need to raise additional funds. Additionally, the payment of liquated damages would negatively impact our ability to complete future PIPE’s.
If we fail to maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities subscription agreement we entered into with the selling stockholders (other than Blue Trading, LLC) effective August 1, 2007, we may be obligated to pay such selling stockholders liquidated damages.
          In connection with the securities subscription agreement we entered into with the selling stockholders (other than Blue Trading, LLC) as of August 1, 2007, we entered into a registration rights agreement pursuant to which we are obligated to file a resale registration statement with the SEC by the fifth calendar day following the filing of the our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, covering the shares of common stock issued in connection with the securities subscription agreement, in addition to the shares of common stock underlying the warrants issued in connection with the securities subscription agreement.
          In the event that the registration statement is not filed by the required filing date or that the registration statement covering the registrable securities ceases to be effective or usable at any time while shares of common stock covered by it remain unsold or may only be sold subject to certain volume limitations, or the selling stockholders (other than Blue Trading, LLC) are not permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement, we will be obligated to pay the selling stockholders who purchased shares of common stock in the private placement liquidated damages equal to 1% of the aggregate purchase price paid by each such selling stockholder pursuant to the securities subscription agreement for any shares of common stock, shares of common stock issuable upon exercise of warrants or warrants then held by each such selling stockholder per month (pro rated for any period less than a month) until the registration statement is effective or such selling stockholders are permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement.
          Liquidated damages paid to the selling stockholders (other than Blue Trading, LLC) may not exceed more than 10% of the purchase price paid by such selling stockholders for shares of common stock purchased under the securities subscription agreement. If we become obligated to pay liquidated damages, we would deplete our limited working capital and potentially need to raise additional funds. Additionally, the payment of liquated damages would negatively impact our ability to complete future PIPE’s.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:
•	our inability to obtain any additional required financing or financing available to us on acceptable terms;

•	costs and delays in the development and/or receipt of FDA or other required governmental approvals, or the failure to obtain such approvals, for our product candidates;

•	our limited operating history;

•	uncertainties in clinical trial results;

•	our failure to successfully commercialize our product candidates;

•	the failure of any products to gain market acceptance;

•	competition and competitive factors;

•	our inability to control the costs of manufacturing our products;

•	our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	continued cooperation and support of Novogen, our parent company;

•	our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	costs stemming from our defense against third party intellectual property infringement claims;

•	difficulties in enforcement of civil liabilities against our officers and directors who are residents of jurisdictions outside the United States;

•	general economic conditions;

•	technological changes;

•	government regulation generally and the receipt of the regulatory approvals;

•	changes in industry practice; and

•	one-time events.

          These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
          You should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
          We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. We will receive proceeds from the exercise of the warrants, if they are exercised for cash, rather than on a cashless basis. If the warrants are fully exercised for cash, we will receive aggregate gross proceeds of approximately $8,613,244. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including stock splits, dividends, reclassifications, corporate reorganizations, mergers or liquidations. Although we expect to use a substantial portion of the net proceeds from any exercise of the warrants for general corporate purposes, including potential payments to Novogen under the terms of the license agreements, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol to include other forms of cancer, we have not allocated these net proceeds for specific purposes.

SELLING STOCKHOLDERS
          The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person.
          Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 68,854,938 shares of our common stock issued and outstanding as of October 1, 2007, which includes 5,464,001 shares of our common stock covered by this prospectus, except where otherwise specified.
          The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders. None of the selling stockholders has had any position, office or other material relationship with us or any of our affiliates within the past three years, other than as a stockholder. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.
          Effective August 6, 2007, pursuant to a securities subscription agreement, we issued and sold 5,464,001 shares of our common stock and warrants exercisable for up to 2,185,598 additional shares of our common stock. The common stock was sold at a price of $3.00 per share in a private placement transaction for aggregate cash proceeds to us of $16,392,003. The warrants were received at no additional charge by the investors in accordance with a ratio reflecting the number of shares of common stock purchased by the respective investors. We also issued, as of August 6, 2007, 62,091 warrants exercisable for 248,364 shares of common stock to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to the investors pursuant to the securities subscription agreement have an exercise price of $3.60 per share (subject to certain adjustments), whereas the warrants issued to Blue Trading, LLC have an exercise price of $3.00 per share (subject to certain adjustments). With the exception of the warrants issued to Blue Trading, LLC (which are immediately exercisable), the warrants may be exercised no earlier than February 6, 2008, six months from the closing date. All of the warrants will expire five years from the date of issuance, or August 6, 2012, and include cashless net exercise provisions. The exercise price and number of shares issuable upon exercise of such warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events.
          All of the selling stockholders acquired the common stock and warrants to purchase common stock, as the case may be, to which this prospectus relates directly from us in transactions exempt from the registration requirements of the federal and state securities laws. Prior to issuance, each offeree and selling stockholder represented to us that it was an accredited investor, as defined in Rule 501 of Regulation D pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and that each was acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. All of the securities were issued solely to accredited investors, as defined in Rule 501 of Regulation D pursuant to the Securities Act.
          In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement continuously effective under the Securities Act until all of the offered shares covered by the registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144.

          The following table sets forth information with respect to the selling stockholders and the shares of common stock and shares of common stock underlying warrants beneficially owned by each selling stockholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders to us and is as of the date of this prospectus. Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholders. The number of shares of common stock included in the column below entitled “Shares Beneficially Owned Before Offering (Excluding New Warrant Shares)—Number”, for each such selling stockholder does not include any shares of common stock issuable upon exercise of warrants issued to such selling stockholder (other than Blue Trading, LLC) in connection with the securities subscription agreement we entered into effective August 6, 2007 (the “New Warrant Shares”), as these warrants are not exercisable until February 6, 2008; however, it does include shares of common stock issuable upon exercise of warrants, if any, issued to such selling stockholder on July 11, 2006 (the “Old Warrant Shares”), which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days. The number of shares of common stock included in the column below entitled “Shares Beneficially Owned Before Offering (Including New Warrant Shares)—Number” for each such selling stockholder does include the New Warrant Shares of such selling stockholder, despite the fact that these warrants (other than with respect to the warrants of Blue Trading, LLC) are not exercisable until February 6, 2008, as well as the Old Warrant Shares.

	Shares Beneficially				Shares Beneficially
	Owned Before Offering				Owned Before Offering						Shares Beneficially
	(Excluding New Warrant				(Including New Warrant				Number of		Owned
	Shares)				Shares)				Shares Being Offered		After Offering
									Common	New Warrant
Name	Number		%*		Number**		%*		Stock Issued	Shares	Number	%*

DKR Saturn Event Driven Holding Fund Ltd.	500,000		*	**	700,000	(1)	1.0%		500,000	200,000	—	—
El Coronado Holdings, LLC	4,856,843	(2)	6.95%		5,136,843	(3)	7.32%		700,000	280,000	4,156,843	5.95%
Invus Public Equities L.P.	166,667		*	**	233,334	(4)	*	**	166,667	66,667	—	—
YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P.)	3,502,275	(5)	5.01%		3,768,942	(6)	5.37%		666,667	266,667	2,835,608	4.05%
Brencourt Multi-Strategy Master, Ltd.	1,302,559	(7)	1.89%		1,793,227	(8)	2.59%		1,226,667	490,668	75,892	*	**
MAN MAC Schreckhorn 13B Ltd.	849,225	(7)	1.23%		1,158,557	(9)	1.68%		773,333	309,332	75,892	*	**
Investcorp Event Fund Limited	342,559	(7)	*	**	449,227	(10)	*	**	266,667	106,668	75,892	*	**
Partners Group Alternative Strategies	289,225	(7)	*	**	374,557	(11)	*	**	213,333	85,332	75,892	*	**
Brencourt Multi-Stategy Enhanced Dedicated Fund L.P.	262,559	(7)	*	**	337,223	(12)	*	**	186,667	74,664	75,892	*	**
OFITC International Growth Fund	65,730	(13)	*	**	81,330	(14)	*	**	39,000	15,600	26,730	*	**
AZL Oppenheimer International Growth Fund	287,245	(15)	*	**	327,245	(16)	*	**	100,000	40,000	187,245	*	**
Oppenheimer International Growth Fund/VA	420,060	(17)	*	**	450,060	(18)	*	**	75,000	30,000	345,060	*	**
Oppenheimer International Growth Fund	1,920,841	(19)	2.76%		2,140,841	(20)	3.08%		550,000	220,000	1,370,841	1.98%
Blue Trading, LLC	248,364	(21)	*	**	248,364	(21)	*	**	—	248,364	—	—

*	Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding in addition to the 68,854,938 shares of common stock outstanding as of October 1, 2007 for purposes of computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person. As of October 1, 2007, 3,063,622 shares of common stock were subject to warrants exercisable within 60 days.

**	Includes the New Warrant Shares issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008.

***	Less than 1%

(1)	Includes 200,000 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of DKR Saturn Event Driven Holding Fund Ltd. (the “Fund”) is c/o DKR Saturn Management L.P. is 1281 E. Main Street, Stamford, Connecticut 06902. The affairs of the Fund are managed DKR Saturn Management LP, its investment manager. The investment manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. The principal who exercises investment control over this selling stockholder is Mr. Ron Phillips, portfolio manager of DKR Saturn Management LP. Mr. Phillips disclaims beneficial ownership of the shares.

(2)	Includes 3,098,843 shares of common stock owned by El Coronado Holdings, LLC with Josiah T. Austin deemed beneficial owner as sole managing member and 8,000 shares of common stock with Josiah T. Austin, trustee for certain family trusts prior to the private placement on August 6, 2007 and 1,050,000 Old Warrant Shares owned by El Coronado Holdings, LLC issuable upon exercise of warrants issued on July 11, 2006, which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days.

(3)	Includes 280,000 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of El Coronado Holdings, LLC is 4801 E. Broadway, Suite 501, Tucson, Arizona 85711. The principal who exercises investment control over this selling stockholder is Josiah T. Austin.

(4)	Includes 66,667 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Invus Public Equities L.P. is 750 Lexington Avenue, 30th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is Khalil Barrage.

(5)	Includes 1,752,849 shares of common stock owned by YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P.) prior to the private placement on August 6, 2007 and 1,082,759 Old Warrant Shares issuable upon exercise of warrants issued on July 11, 2006 to YA Global Investments, L.P., which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days.

(6)	Includes 266,667 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of YA Global Investments, L.P. is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302. The principal who exercises investment control over this selling stockholder is Mark Angelo.

(7)	Includes 75,892 shares of common stock owned by William Collins, the chief executive officer of Brencourt Advisors, LLC, the investment manager of this selling stockholder, prior to the private placement on August 6, 2007.

(8)	Includes 490,668 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Brencourt Multi-Strategy Master, Ltd. is c/o Brencourt Advisors, LLC, 600 Lexington Avenue, 8th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is William Collins, the chief executive officer of Brencourt Advisors, LLC, the investment manager of this selling stockholder.

(9)	Includes 309,332 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of MAN MAC Schreckhorn 13B, Ltd. is c/o Brencourt Advisors, LLC, 600 Lexington Avenue, 8th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is William Collins, the chief executive officer of Brencourt Advisors, LLC, the investment manager of this selling stockholder.

(10)	Includes 106,668 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Investcorp Event Fund Limited is c/o Brencourt Advisors, LLC, 600 Lexington Avenue, 8th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is William Collins, the chief executive officer of Brencourt Advisors, LLC, the investment manager of this selling stockholder.

(11)	Includes 85,332 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Partners Group Alternative Strategies is c/o Brencourt Advisors, LLC, 600 Lexington Avenue, 8th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is William Collins, the chief executive officer of Brencourt Advisors, LLC, the investment manager of this selling stockholder.

(12)	Includes 74,664 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Brencourt Multi-Stategy Enhanced Dedicated Fund L.P. is c/o Brencourt Advisors, LLC, 600 Lexington Avenue, 8th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is William Collins, the chief executive officer of Brencourt Advisors, LLC, the investment manager of this selling stockholder.

(13)	Includes 19,800 shares of common stock owned by the selling stockholder prior to the private placement on August 6, 2007 and 6,930 Old Warrant Shares issuable upon exercise of warrants issued on July 11, 2006, which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days.

(14)	Includes 15,600 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of OFITC International Growth Fund is c/o OppenheimerFunds, Inc., 6803 South Tucson Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of OppenheimerFunds, Inc., which is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, that provides investment advisory services to the selling stockholder.

(15)	Includes 138,700 shares of common stock owned by the selling stockholder prior to the private placement on August 6, 2007 and 48,545 Old Warrant Shares issuable upon exercise of warrants issued on July 11, 2006, which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days.

(16)	Includes 40,000 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of AZL Oppenheimer International Growth Fund is c/o OppenheimerFunds, Inc., 6803 South Tucson Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of OppenheimerFunds, Inc., which is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, that provides investment advisory services to this selling stockholder.

(17)	Includes 255,600 shares of common stock owned by the selling stockholder prior to the private placement on August 6, 2007 and 89,460 Old Warrant Shares issuable upon exercise of warrants issued on July 11, 2006, which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days.

(18)	Includes 30,000 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Oppenheimer International Growth Fund/VA is c/o OppenheimerFunds, Inc., 6803 South Tucson Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of OppenheimerFunds, Inc., which is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, that provides investment advisory services to this selling stockholder.

(19)	Includes 1,015,438 shares of common stock owned by the selling stockholder prior to the private placement on August 6, 2007 and 355,403 Old Warrant Shares issuable upon exercise of warrants issued on July 11, 2006, which have an exercise price of $4.35 per share, expire on July 11, 2010 and are exercisable within 60 days.

(20)	Includes 220,000 shares of common stock issuable upon exercise of warrants with an exercise price of $3.60 per share expiring on August 6, 2012. Such warrants are not exercisable until February 6, 2008. The address of Oppenheimer International Growth Fund is c/o OppenheimerFunds, Inc., 6803 South Tucson Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of OppenheimerFunds, Inc., which is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, that provides investment advisory services to this selling stockholder.

(21)	Includes 248,364 shares of common stock issuable upon exercise of warrants with an exercise price of $3.00 per share expiring on August 6, 2012. Such warrants are immediately exercisable as of August 6, 2007. The address of Blue Trading, LLC is 70 East 55th Street, 22nd Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is Peter L. Getz, the president of Blue Trading, LLC.

PLAN OF DISTRIBUTION
          The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.
          The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.
          The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.
          Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.
          If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.
          The selling stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

          The selling stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.
          If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling stockholders will sell all or any portion of the shares offered under this prospectus.
          We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.
          We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS
          The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Morgan, Lewis & Bockius LLP.
EXPERTS
          The consolidated financial statements of Marshall Edwards, Inc. (a development stage company) as of June 30, 2007 and June 30, 2006, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2007 and for the period from December 1, 2000 (inception) through June 30, 2007, appearing in Marshall Edwards, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2007, are incorporated herein by reference. The financial statements incorporated by reference in this prospectus have been audited by BDO Kendalls (NSW), an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:
•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed on September 27, 2007;

•	Our Current Report on Form 8-K filed on July 30, 2007, and any amendments thereto;

•	Our Current Report on Form 8-K filed on August 6, 2007, and any amendments thereto;

•	Our Current Report on Form 8-K filed on August 21, 2007, and any amendments thereto;

•	Our Current Report on Form 8-K/A filed on September 27, 2007, and any amendments thereto;

•	The description of our common stock contained in Form 8-A filed on November 26, 2003 and the related description of common stock contained in the registration statement on Form S-1 filed on September 25, 2003, and any further amendment or report filed thereafter for the purpose of updating such description.
          We also incorporate by reference all documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.
          You may request a copy of these reports, which we will provide to you at no cost, by writing or calling us at our mailing address and telephone number: 140 Wicks Road, North Ryde NSW 2113, Australia, telephone: (011) 61 2 8877 6196.

WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares being offered by and for the account of the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.
          We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Marshall Edwards, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts, which expenses will be paid by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$737.10
Legal fees and expenses	90,000.00
Accounting fees and expenses	15,000.00
Miscellaneous fees and expenses	5,000.00

Total	$110,737.10

Item 15. Indemnification of Directors and Officers
     Our Certificate of Incorporation provides that we will indemnify our directors and officers to the full extent permitted by the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL provides that the extent to which a corporation may indemnify its directors and officers depends on the nature of the action giving rise to the indemnification right. In actions not on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. In actions on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except for acts as to which the director or officer is adjudged liable to the corporation, unless the relevant court determines that indemnification is appropriate despite such liability. Section 145 also permits a corporation to (i) reimburse present or former directors or officers for their defense expenses to the extent they are successful on the merits or otherwise and (ii) advance defense expenses upon receipt of an undertaking to repay the corporation if it is determined that payment of such expenses is unwarranted.
     To supplement the general indemnification right contained in our Certificate of Incorporation, our By-Laws provide for the specific indemnification rights permitted by Section 145 (as described above). Our By-Laws also permit us to purchase Directors & Officers insurance, but no director or officer has a right to require this.
     In addition to the indemnification rights described above, our Certificate of Incorporation eliminates any monetary liability of directors to us or our stockholders for breaches of fiduciary duty except for (i) breaches of the duty of loyalty, (ii) acts or omissions in bad faith, (iii) improper dividends or share redemptions and (iv) transactions from which the director derives an improper personal benefit.

Item 16. Exhibits

Exhibit
Number
4.1	Specimen Common Stock certificate(1)

4.2	Specimen Warrant Certificate(2)

4.3	Form of Warrant(3)

5.1	Opinion of Morgan, Lewis & Bockius LLP, counsel to Marshall Edwards, Inc.*

10.1	Securities Subscription Agreement, dated as of August 1, 2007, by and among Marshall Edwards, Inc. and the purchasers signatory thereto(4)

10.2	Registration Rights Agreement, dated as of August 6, 2007, by and among Marshall Edwards, Inc. and the purchasers signatory thereto(5)

10.3	Registration Rights Agreement, dated as of September 26, 2007, by and among Marshall Edwards, Inc. and Blue Trading, LLC (6)

23.1	Consent of Independent Registered Public Accounting Firm, BDO Kendalls (NSW)*

23.2	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5.1)

24.1	Power of attorney (included on signature page)

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the registrant’s registration statement on Form S-1, filed with the SEC on October 31, 2003.

(2)	Incorporated herein by reference to Exhibit 4.4 to the registrant’s annual report on Form 10-K, filed with the SEC on September 27, 2007.

(3)	Incorporated herein by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K, filed with the SEC on August 6, 2007, and to Exhibit 10.3 to the registrant’s current report on Form 8-K/A, filed with the SEC on September 27, 2007.

(4)	Incorporated herein by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K, filed with the SEC on August 6, 2007.

(5)	Incorporated herein by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K, filed with the SEC on August 6, 2007.

(6)	Incorporated herein by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K/A, filed with the SEC on September 27, 2007.
Item 17. Undertakings
     The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Provided, however, that paragraphs (1)(i), (1)(ii) and (i)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b)) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
               The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sydney, Australia, on this 2nd day of October, 2007.

MARSHALL EDWARDS, INC.

By:	/s/ Christopher Naughton

Christopher Naughton
President and Chief Executive Officer
POWER OF ATTORNEY
     Each person whose individual signature appears below hereby authorizes and appoints Christopher Naughton and David R. Seaton, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Christopher Naughton Christopher Naughton	President and Chief Executive Officer, Director (Principal Executive Officer)	October 2, 2007

/s/ David R. Seaton David R. Seaton	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 2, 2007

/s/ Philip A. Johnston	Director	October 2, 2007
Philip A. Johnston

/s/ Bryan Williams	Director	October 2, 2007
Bryan Williams

/s/ Paul J. Nestel	Director	October 2, 2007
Paul J. Nestel

/s/ Stephen Breckenridge	Director	October 2, 2007
Stephen Breckenridge

EXHIBIT INDEX

Exhibit
Number
4.1	Specimen Common Stock certificate(1)

4.2	Specimen Warrant Certificate(2)

4.3	Form of Warrant(3)

5.1	Opinion of Morgan, Lewis & Bockius LLP, counsel to Marshall Edwards, Inc.*

10.1	Securities Subscription Agreement, dated as of August 1, 2007, by and among Marshall Edwards, Inc. and the purchasers signatory thereto(4)

10.2	Registration Rights Agreement, dated as of August 6, 2007, by and among Marshall Edwards, Inc. and the purchasers signatory thereto(5)

10.3	Registration Rights Agreement, dated as of September 26, 2007, by and among Marshall Edwards, Inc. and Blue Trading, LLC (6)

23.1	Consent of Independent Registered Public Accounting Firm, BDO Kendalls (NSW)*

23.2	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5.1)

24.1	Power of attorney (included on signature page)

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the registrant’s registration statement on Form S-1, filed with the SEC on October 31, 2003.

(2)	Incorporated herein by reference to Exhibit 4.4 to the registrant’s annual report on Form 10-K, filed with the SEC on September 27, 2007.

(3)	Incorporated herein by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K, filed with the SEC on August 6, 2007, and to Exhibit 10.3 to the registrant’s current report on Form 8-K/A, filed with the SEC on September 27, 2007.

(4)	Incorporated herein by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K, filed with the SEC on August 6, 2007.

(5)	Incorporated herein by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K, filed with the SEC on August 6, 2007.

(6)	Incorporated herein by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K/A, filed with the SEC on September 27, 2007.